

September 27, 2011

<u>Via facsimile</u>
Mr. Richard Rubin
CEO and Chairman of the Board
Peregrine Industries, Inc.
40 Wall Street, 28th Floor
New York, NY 10005

  Re: Peregrine Industries, Inc.
    Form 8-K
    Filed September 22, 2011
    File No. 0-27511

Dear Mr. Rubin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure in paragraphs two, three, four and six indicating that the Company's fiscal year end was December 31; however, based on your most recent Form 10-K filed on October 7, 2010 it appears that your fiscal year end was June 30. Please revise accordingly.

2. We note your disclosure in the third paragraph that the principal accountant's report on the financial statements did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. However, we note the audit report included in your Form 10-K filed October 7, 2010, includes a going concern paragraph. Please revise accordingly.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant